UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES MODIFICATION TO THE ARTICLES OF ASSOCIATION

Medellin, Colombia, March 7, 2011

At the annual general shareholders’ meeting held today, the shareholders of Bancolombia S.A. (“Bancolombia”) approved amendments to the articles of association of Bancolombia on the following way:

Article 3. Opening of branches and agencies

This article was eliminated. All the Bylaws numeration will change as a consequence of it.

“Article 4. Term.

Originally, the corporation was established for a fifty (50)-year term, starting on December 9, 1944, when the Superintendencia Bancaria (Today, Superintendency of Finance) approved the Corporation Charter, such term was extended for other fifty years, that is, until the year 2.044.”

 “Article 8. Share Classes.

The company's shares are certificated and of capital stock and these may be: a) common, b) privileged, and c) with preferred dividend and no voting rights. To the extent that it is not contrary to their nature, privileged shares shall be subject to the provisions in these Bylaws that are applicable to common shares.

Shares may circulate in either certificated or uncertificated form, according to the decision by the Board of Directors incorporated in the relevant prospect regulation. As to uncertificated shares, their transferability shall be subject to the rules governing operations through the Central Securities Deposit  (Depósito Central de Valores).

Pursuant to article 5 of the Bylaws, all shares issued shall have the same nominal value.”

 “Article 36. Duties of the Administrators

The Bank's administrators must act in good faith, loyally and diligently, as a good businessman. They shall act in the company's best interest, taking into account shareholders' interests.

In performing their duties, the administrators must:

1. Make efforts leading to the proper development of the company purpose.

2. Oversee strict compliance with legal or by-law provisions.

3. Oversee proper fulfillment of the audit functions.

4. Guard and protect the commercial and industrial reserve of the company.

5. Abstain from using privileged information inappropriately.

6. Treat all shareholders fairly and respect the exercise of their inspection rights.

7. Refrain from participating, by themselves or through third parties in either their personal interest or in the interest of third parties, in any activities entailing competition with the company or in any acts that might involve conflicts of interest.

All Directors, executive officers and employees that find themselves confronted with a possible conflict of interest should proceed as follows:

In any situation that creates a doubt concerning the possible existence of a conflict of interest, the Director, officer or employee is obliged to proceed as if such conflict did exist.

Whenever a Director finds that in performing his or her duties, he or she may be facing a conflict of interest, he or she shall immediately inform the remaining members of the Board and shall abstain from participating in the discussion and decision of the matter that gave rise to the conflict of interest.

In the event an officer or an employee of the Bank finds that in performing his or her duties, he or she may be facing a conflict of interest, he or she shall immediately inform  his or her superior of the situation in writing and the superior shall take the matter before the Ethics Committee of the Bank, in order for it to determine in each case the manner to avoid such conflict.

The considerations undertaken by the Ethics Committee and the decisions adopted by it with respect to the matter shall be recorded in a written document signed by all members of the Ethics Committee.

In any event, should the Ethics Committee deem that the situation of possible conflict of interest should be known by the Board of Directors, it shall send the Board all of the information on the particular case, in order for the Board to determine in the last instance the mechanisms to prevent the conflict.

In every situation in which it is impossible to prevent a conflict of interest with respect to the Bank, the officers or Directors who are to adopt the relevant decision shall abstain from entering into the respective act or contract or from accomplishing the operation that gave rise to the situation, unless otherwise expressly authorized by the General Shareholders’ Meeting under the terms of Law 222, 1995 as amended.

In the latter event, the officer shall furnish to the General Meeting of Shareholders all information relevant for making that decision. The decision shall be made excluding the officer's vote, if he or she is a shareholder. In any event, the authorization from the General Meeting of Shareholders may only be granted when the act does not prejudice the company's interests.

The commercial relations of the Bank with its main shareholders shall be conducted within the limitations and conditions established by the applicable laws and, in any event, under market conditions. The economic relations of the Bank with its Directors, the President, and the Executive Officers shall be conducted within the limitations and conditions established by relevant law and  regulations on prevention, management and resolution of conflicts of interest.

8. Comply with all and any rules of conduct and obligations imposed by law upon the administrators of financial institutions, particularly those concerning bank management risks, under the principle of servicing the public interest.

9. In general, comply with all and any provisions provided in law and in the bylaws, and those contained in the Bank's Code of Ethics and Corporate Governance Code”.

 “Article 40. Ordinary meeting.

The General Shareholders' Meeting shall be held every year, no later than the thirty-first of March, for the purpose of assessing the situation of the Bank, designating and electing directors and other officers, reviewing reports, accounts and balance sheets of the preceding fiscal year, deciding on the distribution of profits and agreeing on all measures deemed necessary to ensure achieving the company’s objective. The date of the meeting shall be established by the Board of Directors, and such meeting shall be called by the President of the Bank. If not so called, the Meeting shall automatically take place on the first business day of April, at 10:00 am, at the Bank’s principal executive offices, where the shareholders will meet and make decisions with a majority vote of  the amount of represented shares at the General Shareholders Meeting. “

 “Article 41. Special meetings

The special meetings shall be held when required by the unforeseen and urgent needs of the Bank, upon notice of meeting made by the Board of Directors, the President, or the External Auditor, whether at their own option, or upon request of a plural number of shareholders representing at least twenty per cent (20%) of the issued stock. In these meetings the General Assembly is not allowed to deal with issues different from those stated in the Agenda published in the call, unless it is so decided by the number of shareholders required by law, and after the Agenda has been finished.

The shareholders' request shall be submitted in writing and clearly indicate the object of the call.

PARAGRAPH

The Superintendent of Finance may either order the notice of meeting to the General Meeting of Shareholders or to special meetings, or it may make such notice by it, in the cases provided by the law.”

 “Article 45. Functions of the General Meeting of Shareholders

The General Meeting of Shareholders shall exercise the functions listed below, in accordance with the Law:

1. Amend the Corporate bylaws.

2. Order the merger of the corporation, its division by subdividing its enterprise and equity, absorption of another financing institution where the corporation has acquired all the outstanding stock, conversion, and assignment of assets, liabilities and contracts or a portion thereof over twenty-five per cent (25%) of the total.

3. Order the dissolution of the corporation before the expiration of its term and organize its liquidation.

4.  Issuing privileged shares, regulating their placement, determining the nature and scope of privileges, diminishing or suppressing them, subject to the bylaws and the legal provisions.

5. Order the issuance of preference shares, which regulation can be delegated into the Board of Directors.

6. Regulate that a certain issuance of shares be placed without being subject to the pre-emptive right.

7. Examining, approving, disapproving, modifying and concluding the year-end financial statements and accounts to be rendered at the end of fiscal year by the Board of Directors and the President, or when required by the General Meeting of Shareholders.

8. Appoint, from its members, a plural committee to study the accounts, inventories and balances when these are not approved, and report the results to the General Meeting of Shareholders when they required it.

9. Order the distribution of profits, providing for reserves and dividends.

10. To elect the Board of Directors, composed of seven (7) Directors for two (2) year terms, to determine their compensation and to remove them at its sole discretion.

11. Elect, for two (2) year terms, the External Auditor of the Corporation and his Alternate, and assign their fees and remove them at its discretion.

12. Designate for periods of two (2) years, the Financial Consumer Defender and his alternate, and dismiss them freely.”

 “Article 47. Elections and voting

At the elections and voting performed at the General Meeting of Shareholders, the following rules shall be observed:

1.   Elections may be in writing and private or by voice and public, but not secret.

2.  The General Meeting of Shareholders is not allowed to make appointments by acclamation.

3.  Election of the External Auditor and his alternate shall be through the absolute majority of shares represented, and may be simultaneous with the designation of the members of the Board of Directors.

4. For the election of the members of the Board of Directors, the General Shareholders’ Meeting shall take into account the selection and incompatibility standards established by the law and, as possible, the standards established in the Corporate Governance Code of the Bank which shall be informed with respect to each one of the candidates prior to the ballot.

The election of independent directors shall be in a separate ballot to the one to elect the rest of the directors, unless the reaching of the minimum number of independent directors required by law or by the by-laws is assured, or when there is only one list that includes the minimum number of independent directors required by law or by the by-laws.

Likewise, in order to set the directors’ fees, the General Shareholders’ Meeting shall consider the number and quality of the directors as well as their responsibilities and time required to perform their duties, in a manner that the fees properly compensate the contribution that the Bank expects from its directors.

5. In the election of the members of the Board of Directors or of any collegiate committee, the electoral quotient system shall be applied.  This is obtained by dividing the total number of votes validly cast by the number of people to be elected. The scrutiny shall begin from the list that obtained the largest number of votes and shall continue downward.  From each list as many names shall be declared elected as many times the electoral quotient fits in the number of votes cast for the same person, and if there are still places to be filled these shall correspond to the highest residue, counting them in the same descending order; blank votes shall be computed only to establish the electoral quotient.  If while verifying the scrutiny it is found that somebody appearing on a list has already been elected because he appeared on a previous list, then the person occupying the following position shall be elected

6. In the event that the residue are tied at the election held subject to the previous rule, the tie shall be resolved by drawing lots.

7. When the name of a candidate is repeated one or more times on the same list, the votes on that list in his favor shall be computed only once.

8. If a list contains more names than those it shall have, the first shall be computed until arriving at the desired number. If the number of names is lower, all the names on the list shall be counted.

9. When the General Shareholders' Meeting declares the members of the Board of Directors duly elected, it shall enumerate them, following the order in which they were placed and became elected on the only list or on the several lists that according to the number of votes would have been able to elect their candidates. It shall resolve, then on this basis, which are the first, second, third, fourth, fifth, sixth and seventh directors.

10. The members of the Board of Directors may not be replaced with partial elections, without electing the whole Board, through the electoral quotient system, unless vacancies are filled unanimously.

11. The corporation cannot vote its own stock.”

 “Article 50. Participation by shareholders entitled to preferred dividend and no voting rights

Shares with preference dividend do not grant their holders right to participate at the General Meeting of Shareholders and to voting except in the following cases:

1. In the event that changes that may impair the conditions or rights fixed for such shares and when the conversion of such shares into common shares are to be approved. In this event, such change shall have the approval of the majority established under No. 4 Article 46 of these Bylaws.

2. When voting the advance dissolution, merger, transformation of the corporation or change of its corporate object.

3. When the preference dividend has not been fully paid during two consecutive annual terms.  In this event, holders of such shares shall retain their right to voting until the corresponding accrued dividends have been paid up to them.

4. When the General Shareholders´ Meeting orders the payment of dividends with issued shares. In this event, the decision shall be approved by the majority set forth under No. 3, Article 46 of these Bylaws.

5. If at the end of a fiscal period, the Bank does not produce sufficient profits to cancel the minimum dividend, and the Superintendency of Finance by its own decision, or upon petition of holders of preference shares representing at least ten per cent (10%) of these shares, provides that benefits that decrease the profits to be distributed, had been concealed or misled, it may determine that the holders of these shares participate with right to speaking and voting at General Shareholders´ Meeting, according to the provisions of the Law.

6. When the register of shares at the Stock Exchange or at the National Register of Securities is suspended.  In this event, the right to voting shall be maintained until the irregularities that determined such cancellation or suspension disappear.

In such cases, the Bank shall timely inform the shareholders entitled to preferred dividend as to their voting rights, so that they may exercise them, either directly or by proxy. In such cases, the shares entitled to preferred dividend will have voting rights under the same conditions as common shares.”

 “Article 51. Composition

The Board of Directors is composed of seven Directors, with the character of first, second, third, fourth, fifth, sixth and seventh, according to their order of election.

In accordance with Colombian laws, the Board of Directors shall not be composed by a number of members employed by Bank that could by themselves form the majority required to take any decision.

 “Article 55. Term of Directors

The Directors shall be elected for two (2) year periods, but they shall remain in their positions until their successors are elected and qualified, save when they have been removed or declared incompetent before.

The directors may be re-elected, and removed at the discretion of the General Meeting of Shareholders even before the termination of their term.”

 “Article 60. Functioning of the Board of Directors

The operation of the Board of Directors shall be governed by the following rules:

1. It shall deliberate validly without the presence of the Bank´s President, Bank´s Secretary or others members of the Bank´s administration.

2. It shall deliberate with a minimum of four (4) members.

3. All decisions shall be made with the affirmative vote of the majority of members present at the meeting, except when the Law requires a higher number of votes.

4. In the event of a tie in voting proposals or resolutions, these are deemed denied.  If the tie occurs when making an appointment, the voting shall be repeated, and if there is still a tie, such appointment shall be considered suspended.

5. The issues dealt with at all the meetings shall be recorded in chronological order in a minutes record which shall be registered at the Chamber of Commerce of the corporate domicile; the minutes shall contain the date and time of the meetings, the names of the attendants; the issues dealt with, the decisions made and the number of pro, con, or blank votes; the written statements left by the participants; the appointments made and the date and time of closing.

6. The minutes shall be signed by the President or Vice President and by the Secretary of the meeting.

7. In fulfilling their functions, the directors must abide to the principles set forth in the Corporate Governance Code approved by the Board of Directors.

8. Should a director find that exercise of his or her duties may entail a conflict of interest, he or she shall promptly inform the remaining members of the Board of Directors and, in any event, shall refrain from participating in the discussion and decision of the matter giving rise to the conflict of interest.”

 “Article 61. Duties of the Board of Directors

Duties of the Board of Directors.  The Board of Directors has sufficient authority to order the execution or entering into of any act or contract within the object of the company, and to adopt the necessary decisions so that the Bank may accomplish its corporate purpose, and, in particular, shall have the following duties to fulfill its responsibilities in the areas of governance, management supervision, business, internal control and the promotion of ethical behavior:

1.	Define the Bank's general policies and strategic objectives.

2.       Create and abolish, subject to the legal provisions, the branches and agencies abroad it considers necessary.

3. Fix the schedule of salaries and extralegal benefit payments.

4.       Create the vice-presidencies and other divisions it deems practical.

5.       Designate the Bank's President and his alternate, the Vice-Presidents, the Regional Managers, the Internal Auditor, and other executive officers directly subordinated to the President, and fix their remuneration and functions, and freely remove them, as well as oversee the plan to replace such administrators.

6. Determine the President's alternates in his temporary or accidental absences.

7. Designate the remaining legal representatives of the Bank.

8. Authorize the establishment of affiliates and subsidiaries, subject to the legal provisions, and transfer, subscribe or alienate shares, "quotas" or right in such affiliates or subsidiaries or in other corporations or enterprises, subject to the provisions of these bylaws.

9. Order the issuance and regulate the subscription of common shares maintained on reserve, and regulate the issuance of shares with preferential dividend and without right to voting, when delegated by the General Shareholders´ Meeting.

10.     Fix the date to hold the General Meeting of Shareholders, within the period provided in these bylaws, and call extraordinary meetings thereof when the Company's unforeseen or urgent needs so require, or upon request of a number of shareholders representing no less than twenty percent (20%) of the subscribed shares.  In the latter case, the President shall submit the request to the Board of Directors at its next meeting, and the notice of meeting shall be given on the date determined by the Board of Directors.

11.  Authorize the year-end financial statements, the management's report and the project on profits distribution or cancellation of losses, to be submitted to the General Meeting of Shareholders in its ordinary meetings.

12.  Submit, together with the Bank's President, to the ordinary General Meeting of Shareholders for approval or disapproval, the General Balance-Sheet as of December 31, of the immediately preceding year, accompanied by full details concerning loss and profits and the remaining Financial Statements of general purpose, the project for profits distribution, the written report from the President regarding his management, and the Board of Director's report on the Bank's economic and financial condition together with pertinent accounting and statistical data and any other special data required by Law. For the latter purpose, the Board of Directors may accept the President's report or file a different or supplemental one.

13. Determine the investment to be given to the appropriations that, with the character of special funds or of the investment reserve, has ordered the General Meeting of Shareholders, and establish or modify the policies for transitory investment of moneys not immediately necessary for the development of the business of the Bank.

14. Regulate the placement of bonds on the basis that according to the law, may determine the meeting.

15. By explicit delegation from the General Meeting of Shareholders, order donations in favor of welfare, education, or civic services for the benefit of the Bank employees.

16. Determine the levels of suitability for the approval of the banking operations upon the amount, subject, connection with the establishment, etc.

When by statutory provisions, a banking operation is to be approved by the Board, its approval cannot be delegated.

17. Examine, when it deems it convenient, in person or through one or several delegates thereof, the books, documents, assets, offices and branch offices of the Bank.

18. Grant authorization to the Bank Administrators, in the cases and subject to the statutory requirements, to alienate or acquire shares of the corporation when dealing with operations other than commercial reasons.

19. Authorize new operations and financial services, subject to the terms and requirements of the law.

20. Supervise the adequate structure and effectiveness of the Bank's internal control, risk analysis and legal compliance systems, submit to the General Shareholders’ Meeting any report that might be required on the matter and disclose to the Shareholders and to other investors, by the mechanisms established in the Bank's Corporate Governance Code, the main risks to which the Bank is exposed and its control mechanisms.

21. Designate the members of the Bank's Audit Committee that will support the Board of Directors in supervising the effectiveness of the internal control system.

22. To approve the Bank’s Ethics Code, which will establish the principles and rules of conduct that will guide the attitude and behavior of directors, employees, officers and collaborators regulating, among other aspects, mechanisms to prevent conflicts of interests and the use of privileged information. The Board of Directors will include in the Code the establishment and existence of an Ethics Committee and will regulate its activities.

23. Adopt, through approval of the Corporate Governance Code, any necessary measures in connection to the Bank's governance, its conduct and the information it discloses, to assure full respect of shareholders and investors' rights, the adequate management of its affairs and public disclosure of its performance and assure its compliance.

24. To promote respect and fair treatment of all shareholders and other securities investors, in accordance with the parameters established by the regulatory control agencies of the public stock market and the internal regulations of the Bank.

25. By approving the Corporate Governance Code, regulate the procedure allowing investors to retain, at their expense and under their own responsibility, conduction of special audits on the company, regarding specific and determined matters.

26. By approving the Corporate Governance Code, define any programs for information to investors, the mechanisms for adequate attention to of their interests and the system for receipt of claims from investors in connection with the enforcement of the rules contained in the Corporate Governance Code.

27. Carry out an annual self-assessment of its performance and the performance of the Bank's President. The evaluation must include all aspects detailed in the Bank's Corporate Governance Code.

28. The Board of Directors may present proposals to the General Meeting of Shareholders in all matters considered necessary for the best operations of the Bank.

29. Act as a consultant body for the President and the Bank and, generally, exercise all other functions conferred on it by these bylaws and the law.”

 “Article 67. Duties of the President

The following are the duties of the President, which he will exercise directly or through his delegates:

1. Execute the decrees and resolutions of the General Meeting of Shareholders and of the Board of Directors.

2. Create the positions, offices or employees that he may consider necessary for the best operations of the Bank; assign their functions, abolish or merger them.

3. Create and abolish, subject to the legal provisions, the branches and agencies in the Colombian territory, necessary for the development of the corporate object.

4. Designate, remove and accept any resignations from the Bank's employees, as well as fix their salaries and compensation, except those whose designation and removal correspond to the General Meeting of Shareholders, to the Board of Directors or to the External Auditor. All of the foregoing may be done directly or through his delegates. The President shall be responsible for evaluating annually the performance of executives that are his direct subordinates.

5. Decide as to the absences, excuses and leaves of the Bank's employees, whether directly or though his delegates.

6. Order all actions concerning the acknowledgement and cancellations of benefit payments, subject to the provisions of the law and the Board of Directors.

7. Adopt the decisions related to the journalizing of depreciations, establishment of appropriations or reserves and other charges or entries to provide for depreciation, devaluation and guarantee of the Corporation's equity; method for valuation of inventories and other standards for the preparation and presentation of the inventory, the balance sheet and the profit and lose statement, subject to the laws, with the established accounting practices and the provisions of the Board of Directors.

8. See to it that the collection and investment of the Bank funds and all the securities belonging to the Bank and received under custody or deposit be kept with due safety.

9.  Direct the placement of shares and bonds issued by the Bank.

10. Call the General Meeting of Shareholders and the Board of Directors to extraordinary meetings.

11. To present in the ordinary meeting of the General Assembly a written report regarding the managing of the company, including the measures whose adoption he recommends to the Assembly, and to present to it, jointly with the Board of Directors, the general balance sheet, the complete detail of the statement of results and the other annexes and documents required by law. The Financial Statements shall be certified in accordance with the law. This report shall contain, among others, a description of the risks inherent to activities related to the Bank, and other material aspects relating to the banking operation, in accordance with current applicable laws and regulations.

12. Represent the Bank to the companies, corporations or communities in which it has an interest.

13. Visit the branch offices of the Bank when he considers it convenient.

14. Perform the functions that by virtue of delegation of the General Meeting of Shareholders or the Board of Directors are conferred on him.

15. Order the Internal General Rules of the Bank, its Branch Offices and Agencies

16. Delegate any or some of his duties on the committees or officers that he considers convenient and for concrete cases ; provided that these functions are not explicitly reserved to him, or those whose delegation is forbidden by the Law.

17. The president may present proposals to the General Meeting of Shareholders in all matters he consider necessary for the best operations of the Bank.

18.   Other duties that are related to this position according to law, by-laws or the positions own nature.”

 “Article 68. Legal Representation

As to matters concerning the Company, the Bank's judicial and extrajudicial legal representation shall be carried on by the President and the Vice-Presidents, who may act jointly or separately.

Such representatives are empowered to enter or perform, without limitations other than those set forth in these bylaws in referring to transactions requiring the prior authorization from the Board of Directors or from the General Meeting of Shareholders, every act or contract included under the corporate purpose or of a preparatory, ancillary or supplemental nature for achievement of the corporate purposes of the Bank and those directly related to its existence and functioning. Particularly, they may settle, conciliate, arbitrate or negotiate  the corporate undertakings, enter into agreements, contracts, arrangements and the like; institute or join any judicial actions, whether administrative or adjudicatory, where the Bank might hold an interest or where its intervention might be required, and file any petitions as applicable in accordance with Law; withdraw any actions or recourses filed; novate any obligations or loans; give or take properties in payment; hire judicial or extrajudicial attorneys; delegate powers, revoke mandates and substitutions and perform every other act securing compliance of the Bank's corporate purpose.

In the event of absolute or temporary absence of the President and the Vice-Presidents, the Board of Director’s members shall carry on the Bank's legal representation, in order of their appointment, with the exception of the President of the Board.

FIRST PARAGRAPH

Within the relevant regions and zones, and for all transactions entered in connection therewith, the Regional and Zone Managers are also authorized to act as the Bank's legal representatives with respect to the Zone or Region they manage. Additionally, branch Managers are authorized to act as the Bank’s legal representatives in connection with matters relating to the relevant office.

SECOND PARAGRAPH

The directors of BANCOLOMBIA's legal divisions are authorized to act as the Bank’s legal representatives. The other lawyers appointed by the Board of Directors for such purpose are authorized to act as the Bank’s legal representatives exclusively for matters and procedures that may arise before the administrative authorities, including the Superintendency of Finance, and the judicial authorities.”

 “Article 77. Operation of Branches and Agencies. The branch offices shall be administered by an employee designated as Manager and the agencies shall be administered by an employee designated as Director. The Managers of the Branch Offices are authorized to act as legal representatives of the Bank in all of the business done in relation to such offices.”

 “Article 82. Distribution of profits.

Once the Balance Sheet has been approved, the appropriation for the payment of taxes of the corresponding taxable year has been made, and the transfers to the legal reserve, the General Meeting of Shareholders shall proceed to decree the distribution of the net profits, providing for reserves and dividends.

The distribution of profits shall be made pro rata to the portion of the nominal value of the shares already paid.

The amount of the profits to be distributed may not be less than the minimum percentage that shall be distributed among shareholders, according to the laws, except when the General Meeting of Shareholders determines otherwise, with the majority established by the same laws, and provided that the undistributed benefits are assigned to the legal reserve, or to the statutory and voluntary reserves, prior  fulfillment of the provisions contained in the law and in these bylaws.

 “Article 86. Dividends stock

Subject to the decision of the General Meeting of Shareholders, the dividend may be payable in stock. This decision shall be compulsory to the stockholder's provided it has been approved of the majority in the manner provided for on number 3 of article 46 of these Bylaws. In the absence of this majority, the stockholder is free either to receive the stock dividend or to demand payment in cash.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: March 7, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance